

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Mr. Adam Borak
Chief Financial Officer
Epoch Holding Corporation
640 Fifth Avenue
New York, NY 10019

      Re: Epoch Holding Corporation
             Form 10-K
             Filed September 6, 2011
             File No. 1-9728

Dear Mr. Borak:

      We have reviewed your response dated July 12, 2012 and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2011

Management's Discussion and Analysis, page 30

AUM and Flows, page 36

1. We note your response to comment 5 in our letter dated June 14, 2012, including the revised table for the changes in AUM that you intend to include in your future periodic reports. Please enhance your presentation of the changes in AUM to include footnotes that explain to investors what the inflows and outflows represent and to note that you include foreign currency fluctuations in the market appreciation/(depreciation) line items.

2. We note the draft disclosures you provided in response to comment 6 in our letter dated June 14, 2012. As previously requested, please expand upon your analysis of the changes in AUM for each period presented to provide investors with a meaningful understanding of the underlying types of investments and/or strategies that comprise the majority of the positive and negative market performance of your AUM in future filings. Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K in response to this comment.

Results of Operations, page 41

3. We note the draft disclosures you provided in response to comment 11 in our letter dated June 14, 2012. In future filings, please quantify the impact the change in effective fee rate and the change in AUM had on the investment advisory and management fees recognized for each period presented. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

4. As previously requested in comment 12 in our letter dated June 14, 2012, please quantify the components of employee compensation and related benefits for each period presented in future filings, as this line item represents your most significant cost. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Note 17 – Earnings Per Share, page 80

5. We note your response to comment 19 in our letter dated June 14, 2012. Please revise future filings where appropriate to provide the clarifying information regarding your computation of basic and diluted EPS in accordance with ASC 260-10-45-61A.

Form 10-Q for the fiscal quarter ended March 31, 2012

Note 4 – Other Investments, page 8

6. We note your response to comment 20 in our letter dated June 14, 2012. In future filings, please revise your disclosures to clarify that the cash inflows and outflows related to the underlying trading securities held by the funds consolidated pursuant to ASC 810-20 are classified as operating cash flows in the statement of cash flows in accordance with ASC 320-10-45-11. Also, please provide the disclosures required by ASC 320-10-50-14 for the trading securities held by the consolidated funds in future filings.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief